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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549




                                SCHEDULE 14D-9
                               (AMENDMENT NO. 3)

                     Solicitation/Recommendation Statement
                         Pursuant to Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                                  ADT LIMITED
                           (Name of Subject Company)

                                  ADT LIMITED
                     (Name of Person(s) Filing Statement)


                   Common Shares, par value $0.10 per share
          (including the associated preference stock purchase rights)
                        (Title of Class of Securities)

                                  000915 10 8
                     (CUSIP Number of Class of Securities)


                               Stephen J. Ruzika
                                 c/o ADT, Inc.
                             1750 Clint Moore Road
                           Boca Raton, FL 33431-0835
                                (561) 988-3600
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)


                                With a copy to:

                            David W. Ferguson, Esq.
                             Davis Polk & Wardwell
                              450 Lexington Ave.
                           New York, New York 10017

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                                 INTRODUCTION

      The Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") originally filed on March 4, 1997, by ADT Limited, a Bermuda corporation ("ADT" or the "Company"), relates to an offer by Western Resources, Inc., a Kansas Corporation ("Western"), to exchange a combination of Western common stock, par value $5.00 per share, and cash for any and all of the outstanding common shares, par value $0.10 per share, including the associated preference stock purchase rights, of ADT (the "Common Shares").
All capitalized terms used herein without definition have the respective meanings set forth in the Schedule 14D-9.

      Item 6. Recent Transactions and Intent with Respect to Securities.

      The response to Item 6(a) is hereby amended by replacing the prior response under Item 6(a), in its entirety, with the following:

      (a) Except as described under Item 7 (regarding exercise of the Republic Warrant on March 21, 1997), and as described in Schedule I hereto, no transactions in ADT Common Shares have been effected during the past 60 days by ADT, or, to the best knowledge of ADT, any executive officer, director, affiliate or subsidiary of ADT.

      Item 7. Certain Negotiations and Transactions by the Subject Company.

      The response to Item 7 is hereby amended by replacing the first paragraph of the prior response under Item 7, in its entirety, with the following:

      On March 17, 1997 ADT entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among ADT, Apache Limited, Inc., a Massachusetts corporation and wholly-owned subsidiary of ADT ("Merger Subsidiary"), and Tyco International Ltd., a Massachusetts corporation ("Tyco"). The summary of the Merger Agreement and the transactions contemplated thereunder contained herein are qualified in their entirety by reference to the Merger Agreement, attached hereto as Exhibit 99.40, and the ADT Press Release dated March 17, 1997, attached hereto as Exhibit 99.38, which are incorporated herein by reference.

      General. The Merger Agreement provides for the merger of Merger Subsidiary with and into Tyco (the "Merger"), with Tyco surviving the Merger as a wholly-owned subsidiary of ADT (such surviving wholly-owned subsidiary of ADT is referred to herein as the "Surviving Corporation"). The combined company will be renamed Tyco International Ltd. (such renamed company after the Merger is referred to herein as the "Combined Company" and its common shares are referred to herein as the "Combined Company Common Shares"). The Merger will become effective at the time of filing of Articles of Merger with the Secretary of State of The Commonwealth of Massachusetts (the "Effective Time"), which is expected to occur no later than the second business day after the last of the conditions precedent to the Merger set forth in the Merger Agreement has been satisfied or waived, unless Tyco and ADT agree upon a different date.

      Merger Consideration. The Merger Agreement provides that each share of Tyco common stock, par value $0.50 per share (the "Tyco Common Shares") outstanding immediately prior to the Effective Time (excluding any shares to be canceled as described in the next sentence and shares in respect of which the holder has exercised dissenters' rights in compliance with applicable law) will be converted, at the Effective Time and subject to the prior effectiveness of the Reverse Stock Split (as defined below), into the right to receive and will be exchanged for one fully paid and non-assessable Combined Company Common Share. All Tyco Common Shares that are owned by Tyco as treasury stock and any Tyco Common Shares owned by ADT or any direct or indirect wholly-owned subsidiary of ADT will, at the Effective Time, be canceled and retired and will cease to exist and no payment will be made for such shares.

      The existing Common Shares will remain outstanding. However, immediately prior to (but conditioned upon the occurrence of) the Effective Time, each Common Share, par value $.10 per share, then outstanding shall be consolidated (the "Reverse Stock Split") in the ratio (the "Reverse Stock Split Ratio") equal to one Combined Company Common Share, par value $.20 per share, for each 2.0776 Common Shares, par value $.10 per share. See subsection (xiii) under "Termination of the Merger Agreement -- Right to Terminate" for a description of the circumstances under which the Reverse Stock Split Ratio may be adjusted. Cash will be paid to holders of Common Shares instead of the distribution of fractional Combined Company Common Shares.

      Treatment of Tyco Stock Options. Pursuant to the Merger Agreement, each outstanding option (a "Tyco Stock Option") granted by Tyco to purchase shares of Tyco Common Shares under the Tyco 1995 Stock Option Plan or any other stock plan or agreement of Tyco (collectively, the "Tyco Plans"), whether vested or unvested, will be assumed by the Combined Company and will be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under that Tyco Stock Option, the same number of Combined Company Common Shares as the holder of such Tyco Stock Option would have been entitled to receive pursuant to the Merger if that holder had exercised such Tyco Stock Option in full immediately prior to the Effective Time, at a price per Combined Company Common Share equal to (A) the aggregate exercise price for the Tyco Common Shares otherwise purchasable pursuant to such Tyco Stock Option divided by (B) the aggregate number of Combined Company Common Shares deemed purchasable pursuant to such Tyco Stock Option; provided that the number of Combined Company Common Shares that may be purchased upon exercise of any such Tyco Stock Option shall not include any fractional share and, upon exercise of such Tyco Stock Option, a cash payment shall be made for any fractional Combined Company Common Shares resulting from this calculation based upon the closing price of the Combined Company Common Shares on the trading day immediately preceding the date of exercise.

      Treatment of Tyco Warrants. At the Effective Time, each Warrant expiring July 7, 1999 to purchase 2.5897 shares of Tyco Common Shares at a purchase price of $15.46, subject to adjustment (an "A Warrant") and each Warrant expiring July 7, 1999 to purchase 2.5897 shares of Tyco Common Shares at a purchase price of $20.62, subject to adjustment (a "B Warrant" and, together with the A Warrants, the "Warrants") will be assumed by the Combined Company and will be deemed to constitute a warrant to acquire, on the same terms and conditions as were applicable under such Warrant prior to the Effective Time, the same number (rounded to the nearest whole number) of Combined Company Common Shares as the holder of such Warrant would have been entitled to receive pursuant to the Merger if such holder had exercised such Warrant in full immediately prior to the Effective Time, at a price per share equal to (x) the aggregate exercise price of Tyco Common Shares otherwise purchasable pursuant to the Warrant divided by (y) the number of Combined Company Common Shares deemed purchasable pursuant to such Warrant.

      Exchange of Shares. Prior to the Effective Time, Tyco and ADT will jointly appoint an exchange agent (the "Exchange Agent") for the purpose of exchanging certificates representing Tyco Common Shares for certificates representing Combined Company Common Shares. Promptly after the Effective Time, ADT will instruct the Exchange Agent to mail to each holder of Tyco Common Shares a letter of transmittal for use in the exchange and instructions explaining how to surrender certificates to the Exchange Agent. Holders of Tyco Common Shares who surrender their certificates to the Exchange Agent, together with a properly completed letter of transmittal, will receive certificates for Combined Company Common Shares representing the number of shares described under "--Merger Consideration". Holders of unexchanged Tyco Common Shares will not be entitled to receive any dividends or other distributions payable by the Combined Company after the Effective Time until their certificates are surrendered. Upon surrender, however, subject to applicable laws, such holders will receive accumulated dividends and distributions payable on the related Combined Company Common Shares subsequent to the Effective Time, without interest.

      Certain Covenants.

      Interim Operations of ADT. From March 17, 1997 until the Effective Time, ADT is required to conduct its business, and to cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and in a manner consistent with past practice, and ADT will use reasonable commercial efforts to preserve substantially intact the business organizations of ADT and its subsidiaries, to keep available the services of their present officers, employees and consultants and to preserve their present relationships with customers, suppliers and other persons with which they have significant business relationships. Without limiting the foregoing, during this period, each of ADT and its subsidiaries is subject to restrictions (subject to certain limited exceptions) on, among other things: (i) amending ADT's memorandum of association (the "ADT Memorandum") or ADT's Bye-Laws (the "ADT Bye-Laws"); (ii) issuing, selling, pledging, disposing of or encumbering, or authorizing the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest, in ADT, any of its subsidiaries or affiliates (except for the issuance of options in the ordinary course of business and consistent with past practice, to purchase up to an aggregate of 1 million Common Shares (other than to ADT's chief executive officer or chief financial officer)); (iii) selling, pledging, disposing of or encumbering any assets (subject to certain limited exceptions); (iv) declaring, setting aside, making or paying any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock (except for certain intercompany dividends), splitting, combining or reclassifying any of its capital stock or issuing or authorizing or proposing to issue any other securities in respect thereof, or amending the terms or changing the period of exercisability of, purchasing, repurchasing, redeeming or otherwise acquiring any of its securities; (v) acquiring any corporation, partnership or other business organization or division thereof (subject to certain limited exceptions), incurring any indebtedness for borrowed money or issuing any debt securities or guarantees except in the ordinary course of business consistent with past practice, authorizing any capital expenditures other than certain agreed expenditures and any capital expenditures incurred in connection with the installation of subscriber systems in the ordinary course of business; (vi) increasing the compensation payable to its officers or employees, or granting any severance pay to, or entering into any employment or severance agreement with any director, officer or other employee or amending any collective bargaining or compensation plan or arrangement for the benefit of any current or former directors, officers or employees subject to certain limited exceptions in accordance with past practices; (vii) changing its accounting policies; (viii) making any material tax election inconsistent with past practice; (ix) paying or satisfying any material claims, liabilities or obligations other than in the ordinary course of business;
or (x) taking any other action that would make any representation or warranty of ADT contained in the Merger Agreement incorrect or prevent ADT or Merger Subsidiary from performing its covenants under the Merger
Agreement.

      Interim Operations of Tyco. From March 17, 1997 until the Effective Time, Tyco is required to conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and in a manner consistent with past practice. Without limiting the foregoing, during this period, Tyco has agreed that it will not, among other things: (i) amend its restated articles of organization (the "Tyco Articles") or bylaws (the "Tyco Bylaws"); (ii) acquire or agree to acquire any business or any corporation or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person which would materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement; (iii) declare, set aside, make or pay any dividend or other distribution (in cash, stock, property or any combination thereof) on its capital stock except that Tyco may declare and pay cash dividends of $0.05 per share of Tyco Common Shares per quarter consistent with past practice and except for certain intercompany dividends; or (iv) take or agree to take any action which would make any of the representations or warranties of Tyco in the Merger Agreement untrue or incorrect or prevent Tyco from performing its covenants under the Merger Agreement.

      No Solicitation by ADT. ADT has agreed in the Merger Agreement that it will not, directly or indirectly, through any officer, director, employee, representative or agent, solicit or encourage the initiation of any inquiries or proposals regarding any merger, or any acquisition of any capital stock or any material portion of the assets of ADT or similar transactions involving ADT or any subsidiaries of ADT (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"). However, this covenant will not prevent the Board from (i) considering, negotiating, approving and recommending to the shareholders of ADT a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement, (ii) taking and disclosing to its shareholders a position contemplated by Rule 14e-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (iii) making any disclosure to its shareholders, provided that as to each of clauses
(i), (ii) and (iii), the Board determines in good faith (upon advice of independent counsel) that such action is necessary for it to act in a manner consistent with its fiduciary duties under applicable law. If, in accordance with these requirements, the Board determines that it is required to furnish material nonpublic information to a person who makes a bona fide Acquisition Proposal, ADT may provide such person with access to information regarding ADT so long as such person has executed a confidentiality agreement substantially similar to the one then in effect between Tyco and ADT. ADT must notify Tyco promptly of the receipt of any Acquisition Proposal or any request for nonpublic information relating to ADT or any of its subsidiaries or for access to the properties, books or records of ADT or any subsidiary of ADT by any person that informs the Board or such subsidiary that it is considering
making, or has made, an Acquisition Proposal.   ADT has agreed to immediately
cease and cause to be terminated any existing discussions or negotiations with any persons other than Tyco with respect to any Acquisition Proposal and that it will not release any third party from the confidentiality provisions of any confidentiality agreement to which ADT is a party in respect of any information delivered by ADT in connection with any Acquisition Proposal.

      No Solicitation by Tyco. Tyco has agreed in the Merger Agreement that it will not, directly or indirectly, through any officer, director, employee, representative or agent, solicit or encourage the initiation of any inquiries or proposals regarding any Change of Control Proposal (as defined below). However, this covenant will not prevent the Board of Directors of Tyco from
(i) considering, negotiating, approving and recommending to the shareholders of Tyco a bona fide Change of Control Proposal not solicited in violation of the Merger Agreement, (ii) taking and disclosing to its shareholders a position contemplated by Rule 14e-2 under the Exchange Act or (iii) making any disclosure to its shareholders, provided that as to each of clauses (i), (ii) and (iii), Tyco's Board of Directors determines in good faith (upon advice of independent counsel) that such action is necessary for it to act in a manner consistent with its fiduciary duties under applicable law. If, in accordance with these requirements, the Tyco Board of Directors determines that it is required to furnish material nonpublic information to a person who makes a bona fide Change of Control Proposal, Tyco may provide such person with access to information regarding Tyco so long as such person has executed a confidentiality agreement substantially similar to the one then in effect between ADT and Tyco. Tyco must notify ADT promptly of the receipt of any Change of Control Proposal or any request for nonpublic information relating to Tyco or any of its subsidiaries or for access to the properties, books or records of Tyco or any subsidiary of Tyco by any person that informs the Board of Directors of Tyco or such subsidiary that it is considering making, or has made, a Change of Control Proposal. "Change of Control Proposal" means (x) any merger or any acquisition of any capital stock of Tyco or similar transactions involving Tyco as a result of which the shareholders of Tyco immediately prior to the consummation of such transaction would own less than 50% of the voting stock of Tyco or, if Tyco is not the surviving corporation, the surviving corporation, immediately following the consummation of such transaction or (y) the sale of all or substantially all of the assets of Tyco.

      ADT's Covenant to Recommend. ADT has agreed to call a special meeting of ADT's shareholders (the "ADT Meeting") as promptly as practicable and to use its reasonable best efforts to hold the ADT Meeting as soon as practicable after furnishing a Joint Proxy Statement/Prospectus to holders of Common Shares and Tyco Common Shares (the "Joint Proxy Statement/Prospectus").
Unless otherwise required under the applicable fiduciary duties of the directors of ADT, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, ADT has agreed to solicit from its shareholders proxies in favor of certain proposals that holders of Common Shares will be asked to vote upon at the ADT Meeting (the "ADT Shareholder Proposals," which include the Reverse Stock Split, an increase in or reorganization of ADT's authorized number of capital shares in an amount not less than is required to issue the Combined Company Common Shares in the Merger (the "Share Amendment"), the issuance of the Combined Company Common Shares in the Merger, a change in the name of ADT to Tyco International Ltd. (the "Combined Company Name Change"), and to elect new directors of the Combined Company (the "New Directors Election")), and to take all other actions necessary or advisable to secure the vote or consent of its shareholders to obtain such approvals. The Board is not permitted to withdraw or modify, in a manner adverse to Tyco, its approval or recommendation of the ADT Shareholder Proposals, approve or recommend any Acquisition Proposal or cause ADT to enter into any agreement with respect to any Acquisition Proposal except upon the advice of independent counsel that such action is required in order for the Board to act in a manner consistent with its fiduciary duties and, with respect to the approval or recommendation of any Acquisition Proposal or entering into any agreement with respect to any Acquisition Proposal, after the third business day (or second business day in the case of an amendment to an Acquisition Proposal) following Tyco's receipt of written notice of the information with respect to the Acquisition Proposal that is required by the Merger Agreement.

      Tyco's Covenant to Recommend. Tyco has agreed to call a special meeting of Tyco's shareholders (the "Tyco Meeting") as promptly as practicable and to use its reasonable best efforts to hold the Tyco Meeting as soon as practicable after the date of the Joint Proxy Statement/ Prospectus. Unless otherwise required under the applicable fiduciary duties of the directors of Tyco, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, Tyco has agreed to solicit from its shareholders proxies in favor of adoption of the Merger Agreement and approval of the transactions contemplated thereby, and to take all other actions necessary or advisable to secure the vote or consent of its shareholders to obtain such approvals. The Tyco Board of Directors is not permitted to withdraw or modify, in a manner adverse to ADT, its approval or recommendation of the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement, approve or recommend any Change of Control Proposal or cause Tyco to enter into any agreement with respect to any Change of Control Proposal except upon the advice of independent counsel that such action is required in order for the Tyco Board of Directors to act in a manner consistent with its fiduciary duties and, with respect to the approval or recommendation of any Change of Control Proposal or entering into any agreement with respect to any Change of Control Proposal, after the third business day (or second business day in the case of an amendment to a Change of Control Proposal) following ADT's receipt of written notice of the information with respect to the Change of Control Proposal that is required by the Merger Agreement.

      Certain Employee Benefits Matters. The Merger Agreement provides that Tyco will take all action as may be required under the Tyco Plans, such that, following the Effective Time, each of the Tyco Stock Options will be treated as described above under "--Treatment of Tyco Stock Options". Tyco and ADT have agreed that all outstanding ADT stock options (other than stock options granted after March 17, 1997) shall be fully exercisable at the Effective Time and that consummation of the Merger Agreement shall constitute a "change of control" of ADT for purposes of the severance and other similar agreements which contain "change of control" provisions. However, the actions in the preceding sentence shall not be effected if any such transaction would reasonably be expected to affect adversely the ability of ADT to account for the Merger as a pooling of interests.

      ADT Shareholder Rights Plan. Prior to the Effective Time, at the election of Tyco communicated to ADT not less than 15 business days prior to the ADT Meeting, ADT has agreed to take such action as shall be required to either (i) amend the Rights Plan to provide that no Distribution Date (as defined in the Rights Plan) shall occur and no person shall become an Acquiring Person (as defined in the Rights Plan) by reason of the consummation of the Merger or the transactions contemplated by the Merger Agreement or (ii) redeem or otherwise terminate all outstanding Rights issued under the Rights Plan, such that all Rights shall be of no further force and effect. If Tyco does not communicate any such election to ADT, Tyco will be deemed to have made the election described in clause (i) of the preceding sentence.

      Indemnification and Insurance of ADT and Tyco Directors and Officers. Pursuant to the Merger Agreement, the parties have agreed that for a period of six years from the Effective Time: (i) the by-laws of the Surviving Corporation with respect to indemnification shall not be amended, repealed or otherwise modified in any way adverse to the rights of individuals who at the Effective Time were directors, officers, employees or agents of Tyco or any of its subsidiaries; (ii) the Surviving Corporation shall indemnify and hold harmless each present and former director or officer of Tyco or any of its subsidiaries against costs, expenses, claims and liabilities arising out of the transactions contemplated by the Merger Agreement or with respect to any acts or omissions occurring at or prior to the Effective Time to the same extent as provided in the Tyco Articles (as in effect as of the date of the Merger Agreement) or the Tyco Bylaws (as in effect as of the date of the Merger Agreement) or any applicable contract or agreement (as in effect as of the date of the Merger Agreement); (iii) ADT shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons currently covered by Tyco's directors' and officers' liability insurance policy on terms comparable to those now applicable to directors and officers of Tyco or its subsidiaries, provided that if the cost of such insurance exceeds 200% of the annual premium currently paid by Tyco for such coverage, the Combined Company or the Surviving Corporation shall only be required to purchase a policy with the greatest coverage available for such 200% of the annual premium and (iv) from and after the Effective Time, the Combined Company shall guarantee the obligations of the Surviving Corporation as provided in this sentence. In addition, the Merger Agreement provides that for a period of six years from the Effective Time: (a) the ADT Bye-Laws which contain the provisions with respect to indemnification shall not be amended, repealed or otherwise modified in any way adverse to the rights of individuals who at the Effective Time were directors, officers, employees or agents of ADT or any of its subsidiaries; (b) ADT shall indemnify and hold harmless each present and former director or officer of ADT or any of its subsidiaries against costs, expenses, claims and liabilities arising out of the transactions contemplated by the Merger Agreement or with respect to any acts or omissions occurring at or prior to the Effective Time to the same extent as provided in the ADT Memorandum (as in effect as of the date of the Merger Agreement) or the ADT Bye-Laws (as in effect as of the date of the Merger Agreement) or any applicable contract or agreement (as in effect as of the date of the Merger Agreement); and (c) the Combined Company shall maintain in effect, if available, directors' and officers' liability insurance covering those persons currently covered by ADT's directors' and officers' liability insurance policy on terms comparable to those now applicable to directors and officers of ADT or its subsidiaries, provided that if the cost of such insurance exceeds 200% of the annual premium currently paid by ADT for such coverage, the Combined Company or the Surviving Corporation shall only be required to purchase a policy with the greatest coverage available for such 200% of the annual premium.

      Certain Other Covenants. The Merger Agreement contains certain mutual covenants of the parties, including covenants: to use all reasonable efforts to take all actions necessary or advisable to consummate the transactions contemplated by the Merger Agreement, to make all necessary registrations and filings and to satisfy all conditions precedent to their obligations under the Merger Agreement; to use their best efforts to cause their respective accountants to deliver to the other party a customary accountant's "comfort letter"; not to take any action that would reasonably be expected to adversely the ability of the Combined Company to account for the business combination to be effected by the Merger as a pooling of interests; and, subject to certain exceptions, to consult with each other before issuing any press release with respect to the Merger or the Merger Agreement and not to issue any such press release or make any public statement without the prior written consent of the other party, which shall not be unreasonably withheld. In addition, the Merger Agreement contains covenants relating to preparation and distribution of the Joint Proxy Statement/Prospectus; listing of the Combined Company Common Shares on the New York Stock Exchange ("the NYSE"); notification of certain matters; access to information; and co-operation in connection with certain governmental filings and in obtaining any necessary governmental or other third party consents or approvals.

      Certain Representations and Warranties. The Merger Agreement contains substantially reciprocal representations and warranties made by Tyco and ADT to each other as to, among other things: organization and qualification; capitalization; ownership of subsidiaries; corporate authorization to enter into the contemplated transactions; absence of any breach of organizational documents and certain material agreements as a result of the contemplated transactions; compliance with law; financial statements; filings with the SEC; absence of certain material changes since a specified balance sheet date; absence of undisclosed material liabilities; litigation; employee matters; labor matters; disclosure in filings with the SEC; restrictions on business activities; title to property and real property matters; tax matters; environmental matters; intellectual property; interested party transactions; insurance; product liability and recalls; the receipt of opinions of financial advisors; pooling of interests accounting treatment for the Merger; and brokers and broker fees. The representations and warranties in the Merger Agreement do not survive the Effective Time.

      Conditions to the Merger.

      Conditions to Each Party's Obligations to Effect the Merger. The obligations of ADT, Tyco and Merger Subsidiary to effect the Merger are subject to the satisfaction (or waiver by the party for whose benefit the applicable condition exists) at or prior to the Effective Time of the following conditions: (i) the effectiveness of the registration statement on Form S-4 filed in connection with the Joint Proxy Statement/Prospectus and the absence of any stop order suspending such effectiveness or proceedings for that purpose; (ii) the obtaining of approvals of the shareholders of ADT and Tyco; (iii) all actions having been taken such that the Reverse Stock Split and the Share Amendment will become effective immediately prior to (but conditioned upon the occurrence of) the Effective Time; (iv) the shares of Combined Company Common Shares to be issued in the Merger having been authorized for listing on the NYSE, subject to official notice of issuance; (v) the expiration or termination of the applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (vi) the absence of any pending or threatened action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, and the absence of any judgment, decree or order of any governmental authority, administrative agency or court or any other legal restraint (A) preventing or seeking to prevent consummation of the Merger or the effectiveness of the Reverse Stock Split, the Share Amendment or the New Directors Election,
(B) prohibiting or seeking to prohibit, or limiting or seeking to limit, the Combined Company from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by the Combined Company or any of its subsidiaries of all or a material portion of the business or assets of the Combined Company or any of its subsidiaries, or (C) compelling or seeking to compel the Combined Company or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Combined Company or any of its subsidiaries (including the Surviving Corporation and its subsidiaries), in each case as a result of the Merger or the transactions contemplated by the Merger Agreement, (vii) the absence of the enactment, entering, enforcement or deemed applicability to the Merger of any statute, rule, regulation or order which would make the consummation of the Merger or the effectiveness of the Reverse Stock Split, the Share Amendment or the New Directors Election illegal; and (viii) the receipt of a written opinion of Coopers & Lybrand, independent public accountants, in form and substance satisfactory to Tyco and ADT, that the Merger will qualify for accounting treatment as a pooling of interests.

      Conditions to the Obligations of ADT. The obligations of ADT and Merger Subsidiary to effect the Merger are further subject to all of the following conditions: (i) the representations and warranties of Tyco contained in the Merger Agreement being true and correct in all material respects at and as of the Effective Time (except for changes contemplated by the Merger Agreement and those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of that date)),
(ii) the performance in all material respects by Tyco of its agreements and covenants required by the Merger Agreement to be performed by it on or prior to the Effective Time; (iii) all material consents, authorizations or orders required to be obtained, and all filings required to be made, by Tyco for the authorization, execution and delivery of the Merger Agreement and the consummation by Tyco of the transactions contemplated thereby having been obtained and made by Tyco; and (iv) ADT having received an agreement in connection with restrictions on affiliates under Rule 145 of the Securities Act of 1933, as amended (the "Securities Act") and pooling of interests accounting treatment from each "affiliate" of Tyco.

      Conditions to the Obligations of Tyco. The obligation of Tyco to effect the Merger is further subject to all of the following conditions: (i) the representations and warranties of ADT and Merger Subsidiary contained in the Merger Agreement being true and correct in all material respects at and as of the Effective Time (except for changes contemplated by the Merger Agreement and those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date)),
(ii) the performance in all material respects by ADT and Merger Subsidiary of their agreements and covenants required by the Merger Agreement to be performed by them on or prior to the Effective Time; (iii) all material consents, authorizations or orders required to be obtained, and all filings required to be made, by ADT and Merger Subsidiary for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated thereby having been obtained and made by ADT and Merger Subsidiary; (iv) Tyco having received an agreement in connection with restrictions on affiliates under Rule 145 of the Securities Act and pooling of interests accounting treatment from each "affiliate" of ADT; and (v) the Rights Plan having been amended or the Rights having been redeemed or otherwise terminated as provided in the Merger Agreement.

      Termination of the Merger Agreement.

      Right to Terminate. The Merger Agreement may be terminated at any time prior to the Effective Time by mutual written consent of Tyco and ADT. The Merger Agreement may also be terminated:

            (i) by either Tyco or ADT, if the Merger has not been consummated by August 15, 1997;

           (ii) by either Tyco or ADT, if a court of competent jurisdiction or governmental or administrative agency shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, the Reverse Stock Split, the Share Amendment, the Combined Company Name Change or the New Directors Election;

          (iii) by ADT, if the requisite vote of the shareholders of Tyco shall not have been obtained by August 15, 1997, or by Tyco, if the requisite vote of the shareholders of ADT shall not have been obtained by August 15, 1997;

           (iv) by Tyco, if (A) the Board shall withdraw, modify or change its approval or recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement in a manner adverse to Tyco or shall have resolved to do so; (B) the Board shall have recommended to the shareholders of ADT an Alternative Transaction (as defined below); or (C) a tender offer or exchange offer for 25% or more of the outstanding shares of ADT Common Stock is commenced (other than by Tyco or a Tyco affiliate) and the Board recommends that the shareholders of ADT tender their shares in such tender or exchange offer;

            (v) by ADT, if the Board shall withdraw, modify or change its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Tyco or shall have resolved to do so, in each case in compliance with the Merger Agreement;

           (vi) by Tyco or ADT, if any representation or warranty of ADT or Tyco, respectively, set forth in the Merger Agreement shall be untrue when made, such that the closing conditions in the Merger Agreement based on the truth of the representations and warranties would not be satisfied; provided that if such misrepresentation is curable prior to August 15, 1997, then the Merger Agreement will not be terminable for so long as the misrepresenting party continues to exercise its reasonable best efforts to cure the misrepresentation;

          (vii) by ADT, if any representation or warranty of Tyco shall have become untrue such that ADT's closing condition set forth in the Merger Agreement based on the truth of Tyco's representations and warranties would not be satisfied, or by Tyco, if any representation or warranty of ADT shall have become untrue such that Tyco's closing condition set forth in the Merger Agreement based on the truth of ADT's representations and warranties would not be satisfied; provided that if any such misrepresentation is curable prior to August 15, 1997, then the Merger Agreement shall not be terminable for so long as the misrepresenting party continues to exercise its reasonable best efforts to cure the misrepresentation;

         (viii) by Tyco or ADT, upon a breach of any covenant or agreement on the part of ADT or Tyco, respectively, set forth in the Merger Agreement, such that the closing condition to the Merger Agreement based on such party's compliance with its covenants and agreements would not be satisfied; provided that if such breach is curable prior to August 15, 1997, then the Merger Agreement will not be terminable for so long as the breaching party continues to exercise reasonable best efforts to cure the breach;

           (ix) by ADT, if the Board of Directors of Tyco shall withdraw, modify or change its approval or recommendation of the Merger Agreement, the Merger or the other transactions contemplated by the Merger Agreement in a manner adverse to ADT or shall have resolved to do so, in each case in compliance with the Merger Agreement;

            (x) by Tyco, if the Board of Directors of Tyco shall withdraw, modify or change its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to ADT or shall have resolved to do so, in each case in compliance with the Merger Agreement;

           (xi) by ADT or Tyco, if the 10-Day Reference Price (as defined below) for any 10 consecutive trading day period commencing on or after April 8, 1997 shall be below $56; provided that such right to terminate may only be exercised in respect of any such 10-day period within three trading days following the expiration of such 10-day period;

          (xii) by Tyco, if the 10-Day Reference Price for the 10 consecutive trading days ending on the fourth trading day prior to the ADT Meeting (the "Final 10-Day Reference Price") is less than $56, and Tyco has not agreed to change the Reverse Stock Split Ratio as provided in subclause (y) of clause
(xiii) below; or

         (xiii) by ADT, if (x) the Final 10-Day Reference Price is less than $56 and (y) on or before the second trading day prior to the date of the ADT Meeting, Tyco has not agreed by notice to ADT in writing to change the Reverse Stock Split Ratio so that each ADT Common Share, par value $.10 per share, shall be consolidated in the ratio of one Combined Company Common Share for a number of Common Shares, par value $.10 per share, not more than the number determined by dividing the Final 10-Day Reference Price by $27, provided that the Reverse Stock Split Ratio will thereafter, for all purposes of the Merger Agreement, be deemed to be such ratio.

      "10-Day Reference Price" means the average of the Daily Per Share Prices for any ten consecutive trading days. The "Daily Per Share Price" for any trading day means the weighted average of the per share selling prices of shares of Tyco Common Shares on the NYSE (as reported in the NYSE Composite Transactions) for that day.

      "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Tyco or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding shares of any class of equity securities of ADT, or, in the case of any person (or group of persons other than Tyco and its affiliates) which had filed a Statement on Schedule 13D as of the date of the Merger Agreement indicating that it was the beneficial owner of more than 25% of the outstanding Common Shares, would acquire an additional 5% or more of such securities; (ii) a merger or other business combination involving ADT pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of ADT or the entity surviving such merger or business combination; or (iii) any other transaction pursuant to which any Third Party acquires or would acquire control of assets of ADT, or any of its subsidiaries having a fair market value (as determined by the Board of Directors of Tyco in good faith) equal to more than 25% of the fair market value of all of the assets of ADT and its subsidiaries, taken as a whole, immediately prior to such transaction. The term Alternative Transaction does not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

      In the event of the termination of the Merger Agreement, the Merger Agreement will become void and there will be no liability on the part of any party thereto or any of its affiliates, directors, officers or stockholders except for the termination fees described below and except that no party will be relieved from liability for any breach of the Merger Agreement.

      Termination Fees and Expenses Payable by ADT.   ADT will pay Tyco a fee
of $150,000,000 (the "Fee"), plus Tyco's reasonable out-of-pocket expenses relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisers) ("Expenses") of up to $7,500,000, upon the first to occur of any of the following events; provided that no Fee or Expenses will be payable by ADT if the Merger Agreement has been previously terminated and such previous termination did not entitle Tyco to receive a Fee pursuant to this provision:

             (i) the Final 10-Day Reference Price is equal to or greater than $56 and either (x) the shareholders of ADT shall not have approved each of the Reverse Stock Split, the Share Amendment, the issuance of Combined Company Common Shares in the Merger, the Combined Company Name Change and the New Directors Election on or before August 15, 1997 or (y) the shareholders of ADT shall have affirmatively disapproved any of such actions at any time on or before August 15, 1997;

            (ii) the shareholders of ADT shall have approved an Acquisition Proposal (other than with Tyco or its affiliates) on or before August 15, 1997;

           (iii) if following the termination of the Merger Agreement by Tyco pursuant to subsection (x) under "Termination of the Merger Agreement -- Right to Terminate" above, ADT shall accept and consummate an Acquisition Proposal at a price per share of Common Shares in excess of $29, which Acquisition Proposal is publicly announced within 60 days of such termination;

            (iv) the termination of the Merger Agreement by Tyco pursuant to subsection (iv) under "Termination of the Merger Agreement -- Right to Terminate" above;

             (v) the termination of the Merger Agreement by ADT pursuant to subsection (v) under "Termination of the Merger Agreement -- Right to Terminate" above; or

            (vi) the termination of the Merger Agreement by Tyco pursuant to subsection (viii) under "Termination of the Merger Agreement -- Right to Terminate" above.

      Upon a termination of the Merger Agreement by ADT pursuant to subsection
(vi) under "Termination of the Merger Agreement -- Right to Terminate" above, Tyco shall pay to ADT the Expenses of ADT relating to the transactions contemplated by the Merger Agreement, up to $7,500,000. Upon a termination of the Merger Agreement by Tyco pursuant to subsection (vi) under "Termination of the Merger Agreement -- Right to Terminate" above, ADT shall pay to Tyco the Expenses of Tyco relating to the transactions contemplated by the Merger Agreement, up to $7,500,000.

      Termination Fees and Expenses Payable by Tyco. Tyco will pay ADT a fee of $150,000,000 (the "Fee"), plus ADT's reasonable out-of-pocket expenses relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisers) ("Expenses") of up to $7,500,000, upon the first to occur of any of the following events; provided that no Fee or Expenses shall be payable by Tyco if the Merger Agreement has been previously terminated and such previous termination did not entitle ADT to receive a Fee pursuant to this provision:

            (i) the shareholders of ADT shall have approved each of the Reverse Stock Split, the Share Amendment, the issuance of Combined Company Common Shares in the Merger, the Combined Company Name Change and the New Directors Election on or before August 15, 1997 and either (x) the shareholders of Tyco shall not have approved and adopted the Merger Agreement by August 15, 1997 or (y) the shareholders of Tyco shall have affirmatively disapproved the Merger Agreement at any time on or before August 15, 1997; or

           (ii) the termination of the Merger Agreement by ADT pursuant to subsection (ix) under "Termination of the Merger Agreement -- Right to Terminate" above;

          (iii) the termination of the Merger Agreement by Tyco pursuant to subsection (x) under "Termination of the Merger Agreement -- Right to Terminate" above; or

           (iv) the termination of the Merger Agreement by ADT pursuant to subsection (viii) under "Termination of the Merger Agreement -- Right to Terminate" above.

      Other Expenses. Except as described above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs or expenses, provided that Tyco and ADT will share equally all SEC filing fees and printing expenses incurred in connection with the printing and filing of the Joint Proxy Statement/Prospectus and any amendments or supplements thereto.

      The response to Item 7 is hereby amended by adding the following after the third full paragraph (prior to the inclusion of the additional information referred to above):

      On March 21, 1997, ADT announced that Republic had exercised the Republic Warrant, purchasing 15,000,000 Common Shares at $20 per share.
The Common Shares issued to Republic as a result of the warrant exercise represent approximately 9.6 per cent of the enlarged outstanding share capital of ADT. Under the terms of the Republic Warrant, upon exercise, the Chairman of ADT has been granted an irrevocable proxy to vote, at any meeting of ADT's shareholders, the 15,000,000 Common Shares issued under the Republic Warrant, with respect to any matter which shall be voted upon by ADT's shareholders. The proxy expires as to any such Common Shares on the earlier of (i) September 27, 1998 and (ii) the date such shares are no longer held by Republic or any of its affiliates or nominees.

      The response to Item 7 is hereby amended by inserting in the first sentence of the last paragraph of the prior response the words "and subject to the terms of the Merger Agreement" after the words "Notwithstanding the foregoing".

      Item 8. Additional Information to be Furnished.

      The response to Item 8 is hereby amended by adding the following after the ninth full paragraph under "Certain Litigation":

      On March 24, 1997, WCI filed a motion for a preliminary injunction (i) preventing Republic from selling or transferring any of the warrant shares it currently owns, and (ii) preventing the Chairman of ADT from exercising the proxy on the warrant shares. The Company and the Board have yet to respond to this motion.

      Item 9. Material to be Filed as Exhibits.

      The response to Item 9 is hereby amended by adding the following new exhibit:

      Exhibit 99.40 Agreement and Plan of Merger, dated as of March 17, 1997, among ADT Limited, Tyco International Ltd. and Limited Apache, Inc.


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                               ADT LIMITED


                               By:  /s/ Stephen J. Ruzika
                                    _______________________________
                                    Stephen J. Ruzika
                                    Chief Financial Officer, Executive Vice
                                    President and Director (Principal
                                    Financial Officer and Principal Accounting
                                    Officer)
Dated: March 25, 1997